6066720

MANUALLY EXECUTED COPY

02030080

4-1-02

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

RECD S.E.C.
APR 2 2002
080

For the month of April 2002

(Commission File No. 001-14493)

TELESP CELULAR PARTICIPAÇÕES S.A.

(Exact name of registrant as specified in its charter)

Telesp Cellular Holding Company

(Translation of registrant's name in English)

Rua Abílio Soares, 409
Paraíso - São Paulo, SP
The Federative Republic of Brazil
(Address of Principal Executive Offices)

PROCESSED
APR 15 2002
THOMSON
FINANCIAL

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F X Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No X

TELESP CELULAR PARTICIPAÇÕES S/A
CNPJ 02.558.074/0001-73
N I R E 35.3.001.587.9-2

ORDINARY GENERAL SHAREHOLDERS' MEETING
CALL NOTICE TO SHAREHOLDERS

Notice is hereby given to the shareholders of TELESP CELULAR PARTICIPAÇÕES S/A that an Ordinary General Shareholders' Meeting will be held at Alameda Campinas, 266 – suite Capri, in the City of São Paulo, State of São Paulo, on April 19, 2002, at 11:00 am, to deliberate, pursuant to the terms of article 132 of Law 6,404 of December 15, 1976 (as amended) ("Corporation Law") and of article 29 of the Company's By-laws, on the following Agenda: 1) To evaluate the Management's accounts, examine, discuss and vote the Financial Statements for the fiscal year ended on December 31, 2001; and 2) To appoint the members of the Audit Committee, pursuant to the terms of Article 161 of the Corporation Law. Proxies shall be received by the Company at its headquarters, at Rua Abílio Soares, 409, 1st floor – Shareholders Services Management, São Paulo – SP, at least 24 (twenty four) hours before the time fixed for the beginning of the Ordinary General Shareholders' Meeting. Shareholders of the Company who participate in the *Brazilian Stock Exchange Custody Program and who intend to attend the Meeting will be* required to present a statement issued by the Custodian, dated no more than 2 days before the Meeting, showing their holdings in the capital stock of the Company.

São Paulo, April 1, 2002.

Francisco Luis Murteira Nabo
Chairman of the Board

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telesp Celular Participações S.A.

Date: 04/02/2002

By: ______________________

Name: Maria Paula Canais

Title: Director of Investor Relations